

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

December 20, 2016

Anant Bhalla
Chief Financial Officer
Brighthouse Financial, Inc.
Gragg Building
11225 North Community House Road
Charlotte, NC 28277

> **Re: Brighthouse Financial, Inc.**
> **Amendment No. 1 to Form 10-12B**
> **Filed December 6, 2016**
> **File No. 001-37905**

Dear Mr. Bhalla:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 3, 2016 letter.

Exhibit 99.1 – Information Statement

Summary

The Distribution, page 15

1.   We note your responses to our prior comments two and four. Please revise your disclosure here and elsewhere, as appropriate, to provide information about the amount you will need to ensure that you have adequate liquidity, to achieve a 20% debt to capital ratio and to ensure that you have $3 billion in assets in excess of CTE95.

2.   With respect to the "borrowings in excess of the amounts needed to satisfy the Company's goals," is it your intention to draw down the entire $5 billion available and

pay the excess to MetLife as a dividend or partial consideration for MetLife's transfer of assets? What factors will you consider in determining whether the payment will be a dividend or consideration? If you consider this a dividend, will you still be obligated to pay MetLife consideration for the transfer of assets? Please quantify the consideration you are obligated to pay MetLife for the transfer of assets.

Risk Factors

We may experience difficulty in marketing and distributing products through our distribution channels, page 59

3.   We note your revised disclosure in response to our prior comment six and reissue the comment in part. Please identify the significant distributor that has elected to suspend its distribution relationship with you.

The Separation and Distribution

Reasons for the Distribution, page 71

4.   We note your response to our prior comment seven. Please revise your disclosure to clarify your belief that the sale of the former Retail segment's proprietary distribution channel to Massachusetts Mutual Life Insurance Company reduced the applicability of the vast majority of the DOL Fiduciary Rule provisions. To the extent that there are any provisions that continue to apply, please provide further explanation of their potential impact on your business.

Material U.S. Federal Income Tax Consequences of the Distribution, page 76

5.   We note your disclosure on pages 18 and 66 that you could have an indemnification obligation to MetLife if certain steps that are part of the separation do not qualify for their intended tax treatment. Please clarify if you are referring to steps that are not covered by the private letter ruling from the IRS; the possibility that that you are unable to obtain a private letter ruling from the IRS; or the possibility that it is determined you are not in compliance with representations, assumptions and covenants. If the restructuring transactions are not covered by the private letter ruling, please expand your discussion to explain that the private letter ruling does not apply to these restructuring transactions and discuss the expected tax treatment and potential liability. If you expect that the restructuring transactions are not taxable, provide the basis for your belief.

Formation of Brighthouse and the Restructuring

Brighthouse, page 86

6.   We note your revised disclosure in response to our prior comment nine. Please quantify the MetLife liabilities you intend to assume.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Summary of Critical Accounting Estimates

Liability for Future Policy Benefits, page 98

7.   We continue to evaluate your response to prior comment 11. In your response, you indicate that that the change in GMIB assumptions represents a change in accounting estimate pursuant to ASC 250 that results in a change in your accounting measurement model for GMIBs. Please:

- Provide us a detailed explanation of how your accounting change meets each component of the definition of a change in estimate in ASC 250-10-20.
- To the extent you have fully supported your accounting, revise your disclosure to characterize the change as a change in estimate and remove all references to an accounting shift.

Financial Statements

Notes to Combined Financial Statements

1.Business, Basis of Presentation, and Summary of Significant Accounting Policies, page F-12

8.   We have reviewed your response to prior comment 18. Since Brighthouse was not incorporated until August 1, 2016, we do not believe it is appropriate, for periods as of or ended before August 1, 2016, to label the historical financial statements and notes as Brighthouse or including Brighthouse, or to refer to the historical financial results presented in the summary and selected combined financial data and MD&A as Brighthouse or including Brighthouse. Likewise, we do not believe Brighthouse should be referenced as a combined entity in your independent auditor's report on page F-5. Please revise accordingly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Bonnie Baynes at (202) 551-4924 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at (202) 551-6553 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Benjamin Nixon
        Willkie Farr & Gallagher LLP